AB 4/5

BB 3/30

06005530

UNITEDSTATES
.NDEXCHANGECOMMISSION
;hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 0 1 2006 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8-53707

BEST AVAILABLE COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMLISI Financial Alliances, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 LaSalle Avenue, Suite 1045
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Peterson 612-338-1711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMLISI Financial Alliances, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENNIS L. PEDERSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

Signature

CCO, Treasurer, FINOP

Title

2-23-06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMLISI FINANCIAL ALLIANCES, LLC

Table of Contents

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Member of
MMLISI Financial Alliances, LLC:

We have audited the accompanying statement of financial condition of MMLISI Financial Alliances, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMLISI Financial Alliances, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, CT
February 28, 2006

MMLISI FINANCIAL ALLIANCES, LLC

Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	42,978
Prepaid expenses		2,116
Goodwill		138,733
Taxes receivable		48,299
Total assets	$	232,126
Liabilities and Member's Equity		
Due to affiliate	$	7,500
Deferred tax liability		5,221
Accrued expenses and other payables		116
Total liabilities		12,837
Member's Equity:		
Member's cumulative contributions		325,000
Accumulated deficit		(105,711)
Total member's equity		219,289
Total liabilities and member's equity	$	232,126

See notes to financial statements.

MMLISI FINANCIAL ALLIANCES, LLC

Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions	$ -
Total revenues	-
Expenses	
General and administrative expenses	101,744
Total expenses	101,744
Loss before income taxes	(101,744)
Income tax benefit	43,078
Net loss	$ (58,666)

See notes to financial statements.

MMLISI FINANCIAL ALLIANCES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

	Member's Cumulative Contributions	Accumulated Deficit	Total Member's Equity
Balance - January 1, 2005	$ 200,000	$ (47,045)	$ 152,955
Member's contributions	125,000	-	125,000
Net loss	-	(58,666)	(58,666)
Balance - December 31, 2005	$ 325,000	$ (105,711)	$ 219,289

See notes to financial statements.

MMLISI FINANCIAL ALLIANCES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities		
Net loss	$	(58,666)
Adjustments to reconcile net loss to cash used in operating activities		
Deferred taxes		5,221
Changes in asset and liabilities:		
Decrease in accrued expenses and other payables		(10,155)
Increase in due to affiliate		5,000
Increase in prepaid expenses		(562)
Increase in taxes receivable		(48,299)
Net cash used in operating activities		(107,461)
Cash Flows from Financing Activities		
Member's contributions		125,000
Net cash provided by financing activities		125,000
Net increase in cash and cash equivalents		17,539
Cash and cash equivalents at beginning of year		25,439
Cash and cash equivalents at end of year	$	42,978

See notes to financial statements.

MMLISI FINANCIAL ALLIANCES, LLC

Notes to Financial Statements
December 31, 2005

1. Organization

MMLISI Financial Alliances, LLC (the "Company"), a wholly owned subsidiary of MML Investors Services, Inc. ("MMLISI"), is a referral broker-dealer, formed for the sole purpose of providing clients of certain professional firms with access to products and services offered by MMLISI and certain other members of MassMutual Financial Group. The Company intends to begin accepting professional firms as new members in 2006. The professional firms will provide member contributions in exchange for non-controlling equity interests in the Company and will reimburse the Company for expenses incurred. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

General and Administrative Expenses – General and administrative expenses are recorded on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Goodwill – Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but is tested for impairment at least annually.

Income Taxes – The Company accounts for income taxes and related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reverse.

3. Related Party Transactions and Agreements

The Company has agreed to reimburse MMLISI for audit fees paid on the Company's behalf. The audit fees for the year ended December 31, 2005, were $7,500 and are recorded as a due to affiliate.

4. Goodwill

Goodwill was recorded at the date of acquisition in 2004 and remains as of December 31, 2005. During 2005, the company tested the goodwill for impairment in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, and determined that there was no impairment.

5. Operating Leases

The Company has no operating leases with remaining noncancelable terms in excess of one year at December 31, 2005. The current office lease expires during 2006, with remaining lease costs of $20,453 in 2006. Rent expense for 2005 was $12,798 and is included in general and administrative expenses.

6. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

7. Income Taxes

The Company is a limited liability company, owned by a single owner, MMLISI, an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is treated as a division of MMLISI, for all federal tax purposes. The income, deductions, gains or losses of the Company are reflected on MassMutual's income tax return for the calendar year.

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the "Parties"). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax-sharing payments are calculated and paid on a quarterly basis. As of December 31, 2005, $43,078 was receivable from MassMutual for income taxes.

7. Income Taxes, continued

The components of income taxes included in the statement of operations for the year ended December 31, 2005 is as follows:

Income tax provision (benefit):	
Current:	
Federal	$ (35,419)
State	(12,880)
Total current	(48,299)
Deferred:	
Federal	3,829
State	1,392
Total deferred	5,221
Total income tax benefit	$ (43,078)

A reconciliation of the differences between income tax benefit and the amount computed by applying the prevailing corporate U.S. Federal tax rate to the pre-tax loss in the financial statements for the year ended December 31, 2005 is as follows:

Loss before income taxes	$ (101,744)	
Benefit for income taxes at the U.S. Federal rate	$ (35,610)	35.0%
Benefit for state and local taxes, net of Federal benefit	(7,468)	7.3%
Income tax benefit	$ (43,078)	42.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2005, the Company had a deferred tax liability of $5,221 which is related to goodwill.

8. Regulatory Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $30,141, which was $25,141 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

If the Company continues to operate at a net loss, MMLISI will make member contributions in order for the Company's net capital to remain in excess of minimum requirements.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as Special Account for the Exclusive Benefit of Customers of the Company. Currently, the Company does not plan to execute any financial transactions with customers. The Company will refer customers to MMLISI who will execute the financial transactions.

9. Litigation and Regulatory Inquiries

Although the Company may, from time to time, become involved in various governmental and administrative proceedings or regulatory investigations and inquiries, there are currently no such proceedings, investigations or pending regulatory inquiries.

10. General and Administrative Expenses

The Company receives certain management and administrative services from WorthMark Financial LLC ("WorthMark"), pursuant to a service agreement. These services include, but are not limited to, financial management, regulatory filings, legal services, and compliance administration. One of WorthMark's owners is also a director of the Company.

General and administrative expenses primarily consist of $60,000 of management fees paid to WorthMark, state and regulatory fees of $20,181, rent of $12,798, and audit fees of $7,500, and other miscellaneous expenses.

MMLISI FINANCIAL ALLIANCES, LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Total Member's Equity	$	219,289
Less nonallowable assets:		
Goodwill		138,733
Prepaid expenses		2,116
Taxes receivable		48,299
Net Capital		30,141
Minimum Net Capital Required to be Maintained (Greater of $5,000 or 6-2/3% of Aggregate Indebtedness of $12,837)		5,000
Net Capital in Excess of Minimum Requirements	$	25,141
Ratio of Aggregate Indebtedness to Net Capital		0.43 to 1

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 - There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by, and included in, the Company's unaudited Part IIA Focus Report as filed.

See accompanying independent auditors' report.

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of
MMLISI Financial Alliances, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MMLISI Financial Alliances, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, CT
February 28, 2006